American Realty Capital Healthcare Trust III, Inc.

405 Park Avenue

New York, New York 10022

August 20, 2014

VIA ELECTRONIC TRANSMISSION

AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Sonia Barros, Esq.

Re:	American Realty Capital Healthcare Trust III, Inc. File No. 333-196302

Dear Ms. Barros:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital Healthcare Trust III, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on August 20, 2014, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

American Realty Capital Healthcare Trust III, Inc.

/s/ Thomas P. D’Arcy

Thomas P. D’Arcy

Chief Executive Officer